JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED May 31, 2008
Containing information up to and including July 28, 2008.

The following Management Discussion and Analysis (“MD&A”) of Journey Resources Corp. (the “Company”) is intended to supplement and complement the accompanying consolidated financial statements and notes for the period ended May 31, 2008. All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The information provided herein should be read in conjunction with the consolidated financial statements for the period ended May 31, 2008. The following discussion may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results could change based on factors and variables beyond management control.

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

OVERVIEW

Journey Resources Corp. (the “Company”) is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol: JNY), OTCBB (Symbol: JNYRF) and the Frankfurt Stock Exchange (Symbol: JL4).

The Company is presently in the business of acquisition and exploration of mineral properties. The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Creek Gold Project, the Silver Mountain Project and the Silveria Project.

In fiscal 2007, the Company and Wits Basin entered into a 50/50 joint venture arrangement for the exploration and development of the Vianey Mine Silver Project. The Company is the operator of the project.

On June 13, 2007, the Company fulfilled it obligations under an amended option agreement and acquired a 100% right, title and interest in the Musgrove Creek Gold Property, Idaho, USA. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED May 31, 2008
Containing information up to and including July 28, 2008.

On May 29, 2006, the Company signed an option agreement with Trio Gold Corp. (“Trio”) to acquire a 50% lease interest in certain mining claims known as the Empire Mine Property (“Empire Property”). The Empire Property is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores. On February 27, 2008, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners, whereby a new lessee will purchase 100% right, title and interest in the Empire Mine property from the Company and Trio for a total of $1,000,000, pending completion of a satisfactory due diligence review and subject to court approval. The Company will pay $100,000 to Trio upon receipt of the $1,000,000 settlement. As a result of this settlement, the Company has written off $810,226 in costs incurred with respect to the project as at November 30, 2007.

During fiscal 2007, the Company acquired a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper's Toromocho property and Pan American Silvers Morococha Mine.

In addition, on February 05, 2008, the Company through its Peruvian subsidiary entered into an option and joint venture agreement (amended on March 17, 2008) with Grenville Gold Corporation (“Grenville”) and its subsidiaries to acquire up to a 75% interest in and to certain mining claims comprising the Silveria Property, located in the Huarochiri Province of Peru. The Silveria Property comprises 3959 hectares, approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper's Toromocho property and Pan American Silvers Morococha Mine.

RESULTS OF OPERATIONS

MINERAL PROPERTIES

	November 30,		Joint Venture	November 30,		May 31,
	2006	Additions	Adjustments	2007	Additions	2008
	$	$	$	$	$	$
(a) Musgrove Creek Gold
Project, Idaho, USA
Acquisition Costs	373,752	85,300	-	459,052	-	459,052
Exploration Expenditures:
Administrative	8,797	18,394	-	27,191	16,426	43,617
Assay	48,085	4,456	-	52,541	11,186	63,727
Drilling	246,159	133,261	-	379,420	9,051	388,471
Field Supplies	2,663	8,244	-	10,907	7,077	17,984
Geochemical Survey	91,991	109,258	-	201,249	-	201,249
Geological	54,529	42,092	-	96,621	35,340	131,961
Maintenance Fees	11,073	-	-	11,073	-	11,073
Staking and Recording	6,766	11,629	-	18,395	-	18,395

	843,815	412,634	-	1,256,449	79,080	1,335,529

(b) Empire Mine Project
Idaho, USA
Acquisition Costs	522,269	50,000	-	572,269	-	572,269
Exploration Expenditures:
Administrative	18,483	27,998	-	46,481	-	46,481
Assay	58,391	86,155	-	144,546	-	144,546
Drilling	500,412	-	-	500,412	-	500,412
Engineering	34,271	47,740	-	82,011	-	82,011
Field Costs	167,569	6,252	-	173,821	-	173,821
Geochemical	-	7,876	-	7,876	-	7,876
Geological	125,192	37,803	-	162,995	-	162,995
Staking and Recording	-	19,815	-	19,815	-	19,815
Writedown Property	-	(810,226)	-	(810,226)	-	(810,226)

	1,426,587	(526,587)	-	900,000	-	900,000

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED May 31, 2008
Containing information up to and including July 28, 2008.

	November 30,		Joint Venture	November 30,		May 31,
	2006	Additions	Adjustments	2007	Additions	2008
	$	$	$	$	$	$
(c) Vianey Mine Silver
Project, Guerrero State,
Mexico
Acquisition Costs	622,484	185,000	(583,666)	223,818	-	223,818
Option Payments Received	(219,037)	(187,936)	406,973	-		-
Exploration Expenditures:						-
Administrative	19,279	6,000	(21,969)	3,310	4,250	7,560
Drilling	225,325	108,681	(334,006)	-	-	-
Engineering	-	-	15,000	15,000	-	15,000
Field and Exploration	169,509	38,175	(156,467)	51,217	44,448	95,665
Geological	52,905	14,000	(43,989)	22,916	16,591	39,507
Fees and Permits	-	-	5,328	5,328	1,323	6,651
Recovery from Optionee	(359,820)	(687,515)	1,047,335	-	-	-

	510,645	(523,595)	334,539	321,589	66,611	388,200

(d) Silver Mountain Project,
Peru
Acquisition Costs	-	758,632	-	758,632	6,070	764,702
Exploration Expenditures:
Administrative	-	12,000	-	12,000	-	12,000
Assay	-	354	-	354	-	354
Geological	-	-	-	-	18,885	18,885

	-	770,986	-	770,986	24,955	795,941

(e) Silveria Project, Peru
Acquisition Costs	-	-	-	-	200,000	200,000
Exploration Expenditures:				-
Administrative	-	-	-	-	8,000	8,000
Assay	-	-	-	-	6,040	6,040
Field and Exploration	-	-	-	-	156,622	156,622
Geological	-	-	-	-	233,367	233,367

	-	-	-	-	604,029	604,029

	2,781,047	133,438	334,539	3,249,024	774,675	4,023,699

Vianey Mine Concession, Mexico

On April 11, 2005, the Company acquired 100% of Minerales Jazz S.A. de C.V., the beneficial holder of the Vianey Mine Concession. The Vianey Property is held pursuant to an exploitation concession issued on May 5, 1979 by the government of Mexico, which will expire in 2029, unless renewed. The property consists of concessions totaling 5,022 hectares in Guerrero State, 250 kilometers south of Mexico City, Mexico. The property has a silver-lead-zinc mineralization history and includes a mine with a history of intermittent production.

On June 28, 2006, the Company signed an Option Agreement with Wits Basin whereby the Company granted Wits Basin the option to acquire up to a 50% interest in the Vianey Property. On December 18, 2006, Wits Basin earned a 25% interest in the Vianey Property by issuing 600,000 of its common shares to the Company and incurring US$500,000 in exploration expenditures and a 75%/25% joint venture was formed for the exploration and development of the Vianey Property. The Company also issued to an unrelated party 100,000 common shares, as a finder’s fee in fiscal 2006. The Company is the operator of the project under the joint venture.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED May 31, 2008
Containing information up to and including July 28, 2008.

In September, 2006 the Company commenced a work program on the Vianey Project. A drilling contract covering 3,200 meters of HQ core drilling was awarded to CanMex Diamond Drill S.A. de C.V. of Sinaloa, Mexico. Diamond core drilling and associated surface and underground exploration was conducted during 2006 and early 2007. A total of 2,042 meters of core drilling was accomplished in 10 drill holes, plus 2 re-drilled holes. Drilling failed to reach the Vianey vein target in any drill hole; thus the objective of testing mineralization below the -75 metre level was not achieved. Drilling intercepted new zones of mineralization in the rocks southwest of the Vianey vein that were not previously known. Underground sampling returned good grade values for the Vianey vein and disclosed near-ore-grade metal values in intrusive rocks at the -75 metre level. The objective of testing mineralization below the -75 metre level remains a viable objective for expanding the resource potential of the Vianey vein.

Laboratory analysis was provided by ALS Chemex, Guadalajara, Jalisco, Mexico. The design and overall management of the program was provided by the Company’s geologist Rodney Blakestad, the Qualified Person on the Vianey project.

The recommended 2007 work program has been postponed, commencement of the exploration and drilling plan are been reviewed by the Qualified Person on the project. In 2008 a review and evaluation of data, compilation of the recently acquired underground survey, data basing of available geo-chem. Standardizing into a digital bundle, creating topographical maps, finishing the underground survey layout, adding the geology and geo-chem to the survey data. An underground drilling program is being contemplated.

On October 31, 2007, Wits Basin exercised its option earning an additional 25% interest, for a total interest of 50%, in the Vianey Property by paying US$100,000 in cash and issuing a total of 2,100,000 of its common shares. Accordingly, the Vianey Property is currently 50% owned by the Company and 50% owned by Wits Basin under the joint venture.

As at May 31, 2008, the Company included its 50% share of the mineral property costs under the joint venture, being $388,200, in the Company’s consolidated financial statements.

The joint venture has no other assets or liabilities as at May 31, 2008, and has no revenues or expenses for the period from formation on December 18, 2006 to May 31, 2008.

Musgrove Creek Gold Project, USA

On June 13, 2007, the Company fulfilled all of its obligations under an option agreement (the “Agreement”) with Roxgold Inc. (formerly Wave Exploration Corp.) and Wave Mining Inc. and acquired all rights, title and interest to the Musgrove Creek Gold Property (“Musgrove Property”). The Musgrove Property consists of 47 unpatented claims situated in the Cobalt Mining District, Lemhi County, Idaho, USA.

In 2006, the Company staked and recorded an additional 40 claims contiguous to the Musgrove Property.

Under the terms of the Agreement, the Company assumed the underlying lease agreement dated June 12, 2003 with respect to certain mineral claims that comprise the Musgrove Property. The underlying lease has a 10 year term which can be renewed for two successive terms of 10 years, provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lessor, which progressively increase from US$25,000 paid on the third anniversary of the lease to a maximum of US$50,000 per year for the duration of the lease. These claims are subject to an underlying 2% production royalty and a lump sum payment of $1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of $100,000 on the property during the term of the lease. As at May 31, 2008, the Company paid a total of US$55,000 for the third and fourth annual lease payments to the underlying lessor, and incurred a total of $876,477 of exploration expenditures on the property.

In May 2006, the Company commenced an exploration program which included geological mapping, soil sampling of the prospective mineralized zone, trenching and approximately 10,000 feet of reverse circulation drilling. This

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED May 31, 2008
Containing information up to and including July 28, 2008.

drill program has been completed and the required reclamation has been done. Results from the 2006 drill program can be viewed on the SEDAR website at www.sedar.com.

In September 2007, the Company re-opened approximately 4,700 feet of drill road with plans of drilling 9 holes for a total of 7,500 feet. The purpose of the drill program was to test the main portion of the Ostrander Creek gold-in-soil anomaly delineated in 2004 and assist in defining the mineralized zone(s), with the objective of increasing the mineral resource and advancing the project toward a feasibility study, and eventual production. Drilling was accomplished by using the Company owned, skid mounted Hydracore 2000 diamond drill.

ALS Chemex has recently returned results from drill samples collected during the 2007 drilling program. Two 5 foot (1.5m) high grade intercepts, one assaying 22.1 grams of gold (0.645 oz/ton) in drill hole MG-07-51, and the other assaying 14.25 grams of gold (0.416 oz/ton) in drill hole MG-07-53, were penetrated during the program. Results from the 2007 drill program can be viewed on the on the SEDAR website at www.sedar.com. To date the Company has completed approximately 3,000 feet of the 7,500 foot drill program in five diamond drill core holes that were designed to begin testing for gold mineralization under soil geochemistry anomalies located northwest of the Johny's Point resource area. The high grade intervals were unexpected, and give confidence that additional higher grade mineralization may be found on the property. True widths are yet to be determined. The results of the second assay on the original pulp of the interval in MG-07-53 returned 14.25 grams of gold which may suggest the presence of fine free gold in the rock, which is known to occur at Musgrove Creek. The drill program consisted of a total of 2,979 feet (908m) in five diamond drill core holes that were designed to begin testing for gold mineralization under soil geochemistry anomalies located northwest of the Johny's Point resource area. The drill holes completed to date provide geochemical and geological data over a distance of 800’, the Company is looking to extend the known gold mineralization in the Johny’s Point area further to the northwest

The Company is now undertaking a comprehensive GIS compilation of all available data from the project area, which will greatly aid interpretation and targeting for future drilling. Numerous additional target areas exist at Musgrove, which will be further developed by the GIS compilation, and then drill tested during 2008 and future drilling phases.

In addition to the drilling, other work will include soil sampling and detailed geological mapping of the Joe claims and, at a minimum, a thorough reconnaissance of the area known as the “Ludwig Basin” that lies southwest of Johny’s Point and above the adit on Musgrove Creek. This area seems to have received little attention in the past, probably due to the steep slopes, extensive talus cover and proximity to Musgrove Creek. However, given its location between the Smith – Gahan area and Johny’s Point, this makes it an area of substantial interest.

The overall management of the program is being provided by the Company's consulting geologist, Robert M. Hatch, Licensed Geologist, the Qualified Person, as defined by NI 43-101, on the Musgrove Creek Project. The Musgrove Property is an advanced-stage exploration project, of which the Company controls a 100% operating interest, subject to an underlying royalty. In February of 2004, a new NI 43-101 mineral resource calculation was estimated (Gruenwald and Makepeace, 2004). The resulting Inferred Mineral Resource was 8 million tonnes at 1.22 g/t Au. (0.036 oz/T) which would be equivalent to 9,761 kg (313,822 oz) gold, at zero dilution.

Empire Mine Project

On May 29, 2006, the Company signed an option agreement with Trio to acquire a 50% lease interest in certain mining claims known as the Empire Property. The Empire Property consists of 23 patented mining claims, 6 mill-site claims and 21 unpatented mining claims situated in the Alder Creek Mining District of Custer County, Idaho, USA. On January 09, 2007, the Company staked and recorded an additional 10 claims to the Empire Property.

Under the terms of the option agreement, the Company had an option to earn a 50% lease interest in the property by making a non-refundable deposit of US$50,000 (paid), a cash payment of $200,000 (paid), and issuing 700,000 common shares of the Company (issued). In addition, the Company issued to an unrelated company 200,000 common shares valued at $58,000 as a finder’s fee on June 12, 2006.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED May 31, 2008
Containing information up to and including July 28, 2008.

On June 26, 2006, Trio was served with a Statement of Claim asserting that Trio was in breach of the underlying lease agreement with the underlying lessor with respect to the ownership of the mineral claims comprising the Empire Property. Trio filed a Statement of Defense and Counterclaim on July 20, 2006. The Company’s interest in the Empire Mine is wholly derived from its option agreement with Trio, and in the event that Trio’s interest in the Empire Mine is terminated, the interest of the Company will also be terminated.

On September 27, 2007, the Company and Trio entered into an amended agreement whereby the Company made additional cash payments totalling $50,000. In exchange, Trio agreed to defer the exploration expenditure requirement under the original agreement, pending the outcome of the litigation between Trio and the underlying lessor.

On February 27, 2008, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners, whereby a new lessee will purchase 100% right, title and interest in the Empire Mine property from the Company and Trio for a total of $1,000,000, pending completion of a satisfactory due diligence review and subject to court approval. The Company will pay $100,000 to Trio upon receipt of the $1,000,000 settlement. As a result of this settlement, the Company has written off $810,226 in costs incurred with respect to the project as at November 30, 2007.

Silver Mountain Project

On October 18, 2007, the Company entered into a mineral claim purchase agreement with Marlene Ore Lamilla (the "Owner"), to acquire a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain property in Peru, through its wholly owned Peruvian subsidiary, Minera Journey Resources Peru SAC.

In consideration, the Company paid to the Owner $80,000 and issued 2,500,000 common shares with a fair value of $625,000. In addition, 200,000 common shares of the Company valued at $50,000 were paid as a finders' fee in connection with this property acquisition.

The Company will pay the Owner a 1% net smelter royalty upon commencement of commercial production of the Silver Mountain property.

Silveria Property

On February 05, 2008, the Company through its wholly-owned Peruvian subsidiary entered into an option and joint venture agreement (amended on March 17, 2008) with Grenville Gold Corporation (“Grenville”) to acquire up to a 75% interest in the Silveria property, located in the Huarochiri Province of Peru. The Company paid $200,000 upon signing a letter of intent on December 13, 2007. Grenville was a related company with a common director until March 12, 2008 at which date the director resigned from the boards of both Grenville and the Company.

Under the terms of the agreement, the Company may earn up to 75% interest in the Silveria property by fulfilling the following funding and expenditure requirements:

i)

funding of $1,300,000 towards development and exploration expenditures on the Property and issuance of 1,000,000 common shares of the Company on or before the seventh business day following the date the Exchange has accepted the agreement for filing, but in any event no later than June 30, 2008 (the “Approval Date”);

ii)	funding of a further $1,500,000 on or before six months following the Approval Date, at which time the Company will have earned a 25% interest in the property and a joint venture will be formed;

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED May 31, 2008
Containing information up to and including July 28, 2008.

iii)

funding of a further $3,000,000 on or before eight months following the Approval Date, at which time the Company will have earned another 25% interest for a total of 50% joint venture interest in and to the property; and

iv)

funding of a further $6,000,000 towards expenditures on the Property and an additional option payment of $1,000,000 to Grenville on or before January 31, 2011, at which time the Company will have earned another 25% interest for a total 75% joint venture interest in and to the property. Grenville shall, however, have a one- time option to elect to fund the equivalent amount of $6,000,0000 in order to maintain its 50% interest in and to the property, and have the joint venture continue to run on a 50/50 basis.

In 2008, Grenville filed a lawsuit against High Ridge Resources Inc. for slander to title of the Bella Rubia mineral exploration properties, which form part of the Silveria Project. The outcome of the proceeding is uncertain and its resolution will determine whether there is a loss or impairment of the Company’s interest in the Silveria Project.

RESULTS OF OPERATIONS

Selected Annual Financial Information

		2007		2006		2005
	$		$		$
Revenues		-		-		-
Net Loss for the Year		2,362,986		1,460,225		849,692
Net Loss per Common Share – Basic and Diluted		(0.09)		0.08		0.06
Total Assets		4,621,933		3,307,454		1,205,674
Total Long Term Debt		-		-		-
Shareholders’ Equity		4,070,169		2,809,014		1,110,369
Working Capital (Deficiency)		161,835		(224,486)		222,712

Summary of Quarterly Results

	05/31/2007	02/28/2006	11/30/07	08/31/2007	05/31/2007	02/28/2007	11/30/06	08/31/2006
	$	$	$	$	$	$	$	$
Total Revenues	0	0	0	0	0	0	0	0
Net Loss	(456,997)	(769,225)	(1,506,720)	(197,101)	(333,951)	(325,214)	(584,441)	(274,251)
Loss Per Share	(0.01)	(0.02)	(0.05)	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)

Operating Activities

For the six months ended May 31, 2008 compared with the six months ended May 31, 2007:

During the period ended May 31, 2008, the Company’s net loss totaled $1,226,222 compared to a net loss of $659,165 in the period ended May 31, 2007. The basic and diluted loss per share was comparable and totaled $0.03. During the six month period, the Company recognized a gain on contribution into joint ventures of $2,295, charges $3,330 to a joint venture partner for operator management fees, $30,000 to a related company with directors in common for administrative and office support fees, and $15,210 for rental of the Company’s exploration equipment.

The administrative expenditures for the period ended May 31, 2008 totaled $1,247,243, an increase of $537,667 from $709,576 the same period in 2007, mostly due to the non-cash increases in stock based compensation expenses of $415,655 for the 1,550,000 stock options granted during the period and amortizations expenses of $44,705 due to the Company’s acquisition of a drill for $341,128 in fiscal 2007. The other major increases were in consulting fees of $84,478 and travel expenses of $58,160 due to the increased administrative activities of management and their

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED May 31, 2008
Containing information up to and including July 28, 2008.

involvement in the work towards completion of new option and joint-venture agreements and property acquisitions. The investor relations fees decreased by $148,416 and totaled $153,468 in the six months ended May 31, 2007 as a result of the Company engaging the services of less investor relations firms to provide strategic marketing, corporate communications and investor relations services for Canadian and European investors in fiscal 2008 compared to fiscal 2007.

In the first quarter of 2007, the Company incurred $46,000 of interest expenses on sort-term loan of $200,000 in connection with the purchase of a diamond drill. The Loan bears interest at a rate of 15% per annum. For the period ended May 31, 2008, the Company paid interest of $15,000 and issued 100,000 bonus shares with a deemed value of $31,000.

For the three months ended May 31, 2008 compared with the three months ended May 31, 2007:

The Company recorded a net loss for the second quarter of 2008 of $456,997 (loss per share - $0.01) compared to $333,951 (loss per share - $0.01) in the second quarter of 2007. Administrative expenses totaled $444,663 (2007 –$384,017). Of the total spent on administrative expenses, $108,950 was spent on consulting fees (2006 - $30,430), $66,671 was spent on office (2007 - $51,498), $43,338 on travel (2007 - $12,247), and $25,171 on legal (2007 -$Nil), all of which reflect the Company’s increase in acquisition and acquisition activities over the same period in the prior year. Those increases were partially offset by decreased investor relation expenditures to $98,981 (2007 -$207,930) due to the Company slowing down the promotional campaign in fiscal 2008.

MARKETABLE SECURITIES

As of May 31, 2008, the Company owned 1,600,000 (November 30, 2007 – 2,100,000) common shares of Wits Basin Precious Minerals Inc. (“Wits Basin”). These shares are listed on the Over-The-Counter Bulletin Board in the United States and are subject to resale restrictions under the US Securities Law, unless the Company exercises its piggyback rights with Wits Basin to register these shares with the US Securities and Exchange Commission.

In March 2008, the Company sold 500,000 of Wits Basin shares for gross proceeds of $115,187.

Unrealized loss of $98,527 on the available for sale securities for the period ended May 31, 2008 is reported in Other Comprehensive Loss in the current period. There is no tax impact resulting from these adjustments in Other Comprehensive Loss as the Company has sufficient unrecorded future income tax assets available to offset future income tax liabilities.

SHORT TERM LOAN

On August 27, 2007, the Company entered into a Loan Agreement for $200,000 by way of a promissory note for a period of one year in connection with the purchase of a diamond drill.

The loan was secured by the registration of a charge on the drill in the name of the Lender. The Loan is repayable on or before August 27, 2008, and bears interest at a rate of 15% per annum. In addition, the Company issued 100,000 bonus shares with a deemed value of $31,000. For the period ended May 31, 2008, the Company paid interest totaling $15,000.

The advance of $302,000 from Upper Canyon Minerals Corp., a related company with a common director, is unsecured, non-interest bearing, and has no specified terms of repayment.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED May 31, 2008
Containing information up to and including July 28, 2008.

LIQUIDITY

The Company’s working capital deficit was $635,337 as at May 31, 2008, compared to a working capital of $161,835 at November 30, 2007. Cash totaled $59,221 as at May 31, 2008, a decrease of $389,180 from $448,401 as of November 30, 2007.

During the period ended May 31, 2008, the Company received gross proceeds of $232,500 from the exercise of 750,000 stock options, $10,000 of subscriptions receivable towards a 2007 financing, $335,000 of share subscription towards an offering announces in June 2008, $115,187 from sale of 500,000 shares of Wits Basin, and $302,000 was received as a loan form a related company.

The cash inflows were offset by exploration expenditures totaling $774,675 in the six months period of fiscal 2008, acquisition of capital assets for $12,562, and cash utilized in operating activities of $596,630 (see “Results of Operations” section herein).

The Company’s financial condition is contingent upon the results of continuing exploration and if feasible, development of its projects. The Company has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital to finance its activities. The Company is presently completing a $4,000,000 offering (see “Subsequent Events”), with $335,000 of share subscription received to date. There can be no assurance the Company will be able to obtain the financing required in the future on acceptable terms. The Company anticipates it will need additional capital in the future to finance ongoing exploration of its properties, such capital to be derived from the exercise of outstanding stock options, warrants and/or the completion of other equity financings. The Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and development of its projects. Although the Company has been successful in the past in financing its activities through the sale of equity securities there can be no assurance that it will be able to obtain sufficient financing in the future to carry out exploration and development work on the Properties. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions and exploration success. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the common shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

CAPITAL RESOURCES

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at May 31, 2008 and April 24, 2008, the Company had 38,094,187 common shares issued and outstanding.

During the period ended May 31, 2008, 750,000 of the stock options were exercised for gross proceeds of $232,500. A faire value of $250,721 was transferred from contributed surplus on the exercise of these options.

As at May 31, 2008, the Company had 3,183,373 options outstanding with a weighted average exercised price of $0.32 and expiry dates ranging from April 26, 2010 to February 7, 2013.

As at May 31, 2008, the Company had a total of 6,085,204 warrants outstanding with an exercise price ranging from $0.35 to $0.55 and expiry dates from April 24, 2009 to November 24, 2009.

As at May 31, 2008, all the shares were released from escrow (November 30, 2007 – 150,865 shares held in escrow).

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED May 31, 2008
Containing information up to and including July 28, 2008.

OUTSTANDING SHARE DATA

As of July 28, 2008, the Company had the following common shares, options, warrants, and agents options:

Common Shares	39,494,187
Stock Options	2,983,373
Share Purchase Warrants	6,085,204

OFF BALANCE SHEET ARRANGEMENTS

As at May 31, 2008, the company had not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

a)	During the period ended May 31, 2008, the Company paid management fees of $42,000 (2007 – $42,000) to a company controlled by the President of the Company for management and consulting services.

b)	During the period ended May 31, 2008, the Company charged a fee of $30,000 (2007 – $Nil) to a related company with a common director, for administrative and office support.

The balances due from related parties are unsecured, bear no interest and have no specified terms for repayment. All related party transactions were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

COMMITMENT

On April 01, 2006, the Company entered into a lease agreement for office premises commencing April 01, 2006 and renewed on April 1, 2008 for a term of five years. The Company is committed to pay monthly basic rent of $4,200 plus monthly operating costs and taxes estimated at $4,633 for an estimated annual total of $106,000.

On April 1, 2008 The Company entered into an Access and Benefits Agreement (‘the Parac Agreement’) with the Community of Parac, Peru, with respect to the exploration and development of the Silveria Property. Pursuant to the Parac Agreement, the Company will pay the Community an annual fee which will allow Grenville and the Company unrestricted access to conduct exploration activities on land owned by the Community within the Silveria region for a ten year period. The Company also agreed to assist with the renovation and expansion of the community hall, the upgrade of the Community’s primary school through the provision of teaching materials, stationary and equipment, and to assist with outstanding legal fees owed by the Community.

CRITICAL ACCOUNTING ESTIMATES

The Company has made no assumptions about matters that are highly uncertain except for those disclosed in the financial statements, and which would have required critical accounting estimates and therefore there has been no material impact on the Company’s financial condition, changes in financial condition or results of operation.

SUBSEQUENT EVENTS

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED May 31, 2008
Containing information up to and including July 28, 2008.

In June 2008 the Company announced a private placement of up to 20,000,000 units at a price of $0.20 per unit for total proceeds of up to $4,000,000 (the “Offering”). Each unit (a “Unit”) consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of $0.35 for a period of two years.

The Offering will consist of a non-brokered private placement, and a brokered private placement on a commercially reasonable best efforts basis by Gateway Securities Inc. (“Gateway”). Gateway has agreed to act as the Company’s agent and will be paid a cash commission equal to 8% of the total gross proceeds raised. In addition, the Company will issue to Gateway warrants exercisable to purchase 10% of the number of Units sold in the brokered portion of the placement at an exercise price of $0.20 per Unit for a period of two years from the date of closing, and will pay Gateway a corporate finance fee in accordance with industry standards.

Shares issued pursuant to this private placement, as well as any shares issued pursuant to the exercise of the warrants, are subject to a four-month hold period from the date of closing. Finder’s fees may be payable in connection with the non-brokered component of the Offering.

As of May 31, 2008, $335,000 was received in connection with this private placement.

Subsequently, 1,000,000 shares were issued on acquisition of Silveria property and 400,000 shares were issued as finder’s fees on this acquisition.

RISKS AND UNCERTAINTIES

The Company’s financial success will be dependent upon the discovery or acquisition of mineral resources and mineral reserves, and the economic viability of developing its properties. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration activities will be successful. The exploration of mineral resources and mineral reserves involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous sections.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS AND PROCEDURES

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the period ended May 31, 2008. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED May 31, 2008
Containing information up to and including July 28, 2008.

The internal controls have an inherit weakness in the area of management override and segregation of accounting duties, in that the accounting staff is small in number and it is not practical or cost effective to increase accounting personnel to enable the segregation of all accounting duties in a company of this size.

OUTLOOK

The Company currently has an interest in four advanced stage projects, the Silver Mountain Project, the Silveria Project, the Musgrove Creek Project and the Vianey Mine Project. The Company has commenced exploration and/or drill programs on all projects to date.

The company has initiated exploration activities at the Silver Mountain property, including reconnaissance mapping and detailed mapping.

The Company has initiated exploration efforts at the Silveria Project, including reconnaissance mapping and detailed mapping. A camp has been established, and community access and benefit has been determined. Exploration including surface and underground sampling program is nearing completion.

At the Musgrove Creek Property, the Company is undertaking a comprehensive GIS compilation of all available data from the project area, which will greatly aid interpretation and targeting for future drilling. Numerous additional target areas exist at Musgrove, which will be further developed by the GIS compilation, and then drill tested during 2008 and future drilling phases. To date the Company has completed approximately 3,000 feet of the 7,500 foot drill program.

In addition to drilling, other work will include soil sampling and detailed geological mapping of the Joe claims and, at a minimum, a thorough reconnaissance of the area known as the “Ludwig Basin” that lies southwest of Johny’s Point and above the adit on Musgrove Creek. This area seems to have received little attention in the past, probably due to the steep slopes, extensive talus cover and proximity to Musgrove Creek. However, given its location between the Smith – Gahan area and Johny’s Point, this makes it an area of substantial interest.

The Company has also commenced a work program on the Vianey Mine Project. Diamond core drilling and associated surface and underground exploration was conducted during 2006 and early 2007. A total of 2,042.1 meters of core drilling was accomplished in 10 drill holes, plus 2 re-drilled holes. The recommended 2008 work program includes drilling from underground sites, continuation of surface and underground mapping and sampling, permitting for surface disturbance operations are to be completed, and negotiations are to be commenced to secure expanded rights for exploration and land use in the region surrounding the Vianey Mine concessions.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

FORWARD LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED May 31, 2008
Containing information up to and including July 28, 2008.

(available on Sedar at www.sedar.com). All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.